

June 24, 2008

<u>Via Facsimile ((617) 523-1231) and U.S. Mail</u>

James A. Matarese, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109

      Re: **USANA Health Sciences, Inc.**
                Amended Schedule 13E-3
                File No. 005-55565
                Filed June 20, 2008, as amended June 23, 2008
                Filed by Unity Acquisition Corp. et. al.

                Schedule TO-T/A
                File No. 000-55565
                Filed June 20, 2008, as amended June 23, 2008
                Filed by Unity Acquisition Corp. et. al.

Dear Mr. Matarese:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Offer to Purchase</u>

<u>Position of Purchaser, page 14</u>

1.   We note the revisions made to the peer companies and the comparable transaction analyses and your response to comment 16 addressing the EBITDA discounting effected by the majority of analysts following the company. We also note that the revenue-based results were higher than or, in one case, slightly below the offer price. Thus, please revise your disclosure to explain how the Offer Participants could conclude that the going private transaction is fair to unaffiliated security holders in light of the fact that three of the four "Implied equity value per share" results in each analysis were higher than the offer price.

2.   We note your responses to comment 5 and 10. Please disclose how the filing persons were provided with the information relating to comparable transaction analysis given that

it is not part of the written presentation filed as an exhibit to the Schedule 13E-3. If that analysis was delivered to the Offer Participants separately from the rest of the presentation, please file it as an exhibit to the Schedule 13E-3.

3.   We reissue comment 12 in part. Please include the information required by Item 1015(b)(4) of Regulation M-A in this section of the disclosure.

Certain Information Concerning Purchaser, page 35

4.   We reissue comment 22. As we stated in Section II.G.2(a) of Exchange Act Release No. 34-42055 (October 26, 1999) "[W]hether an offer is conditioned on obtaining satisfactory financing arrangements … or the actual receipt of funds from a lender, the offer is considered subject to a financing condition and the bidder may not omit financial information in reliance on the instruction." We note additionally that the debt commitment letter you obtained is subject to a number of conditions. Finally, please be aware that adding new, material information in an amended filing needs to be disseminated to shareholders and the offer needs to be extended.

5.   On a related note, given your financing condition, please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987).

6.   On a further related note, please file all exhibits and addenda to the debt commitment letter filed as an exhibit to the Schedule TO, including the term sheet which states the conditions to which the commitment is subject. See Item 1016(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions